                                  ARTICLES OF MERGER
                                          OF
                            SIMULATION TECHNOLOGIES CORP.
                                         INTO
                                STAR ACQUISITION, INC.


    The undersigned, the Secretary of Star Acquisition, Inc., a Delaware corporation, and the Secretary of Simulation Technologies Corp., a Minnesota corporation, hereby certify as follows:

    1. The Plan of Merger attached hereto as EXHIBIT A provides for the merger of Simulation Technologies Corp. into Star Acquisition, Inc.

    2. The plan of merger has been approved by each corporation pursuant to the Minnesota Business Corporation Act and, in the case of Star Acquisition, Inc. pursuant to the Delaware General Corporation Law.

    3. Star Acquisition, Inc. hereby consents to service of process in the State of Minnesota in a proceeding for the enforcement of an obligation of a constituent corporation and in a proceeding for the enforcement of the rights of a dissenting shareholder of a constituent corporation against Star Acquisition, Inc. The Secretary of State of the State of Minnesota is irrevocably appointed as the agent of the Star Acquisition, Inc. to accept service of process in any such proceeding, which shall be forwarded to Summit Design, Inc., 9305 S.W. Gemini Drive, Beaverton, Oregon 97008, Attention: C. Albert Koob.

    4. Star Acquisition, Inc. agrees that it will promptly pay to the dissenting shareholders of Stimulation Technologies Corp. the amount, if any, to which they are entitled under Section 302A.473 of the Minnesota Business Corporation Act.


Dated: September 9, 1997

SIMULATION TECHNOLOGIES CORP.          STAR ACQUISITION, INC.


By:   /s/ Richard P. Davenport    By:    /s/  C. Albert Koob
   ---------------------------        -----------------------
      Secretary                           Secretary

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                                    PLAN OF MERGER

    This Plan of Merger is by and between Simulation Technologies Corp., a Minnesota corporation ("SimTech") and Star Acquisition, Inc., a Delaware corporation ("Merger Sub").


                                      ARTICLE I

                                      THE MERGER

    1.01 THE MERGER. At the Effective Time (as defined in Section 1.03 hereof) in accordance with the Minnesota Business Corporation Act (the "MBCA") and the Delaware General Corporation Law ("DGCL"), SimTech shall be merged (the "Merger") into Merger Sub, the separate corporate existence of SimTech shall cease, and Merger Sub shall continue as the surviving corporation under the corporate name "Summit Verification, Inc." Merger Sub, in its capacity as the corporation surviving the Merger, is hereinafter sometimes referred to as the "Surviving Corporation." SimTech and Merger Sub are hereinafter sometimes collectively referred to as the "Constituent Corporations."

    1.02 EFFECT OF THE MERGER. The effect of the Merger shall be as set forth in Section 302A.641 of the MBCA and Section 259 of the DGCL, and the Surviving Corporation shall succeed to and possess all the property, rights, privileges, immunities, powers, and franchises, and be subject to all the duties, liabilities, debts, obligations, restrictions and disabilities of the Constituent Corporations, all without further act or deed.

    1.03 EFFECTIVE TIME. The Merger shall become effective immediately upon the filing of the Articles of Merger with the Secretary of State of Minnesota and the Certificate of Merger with the Secretary of State of the State of Delaware. The date and time on which the Merger shall become effective is referred to herein as the "Effective Time."

    1.04 DIRECTORS AND OFFICERS. From and after the Effective Time, the directors of the Surviving Corporation shall be the persons who were the directors of Merger Sub immediately prior to the Effective Time and the officers of the Surviving Corporation shall be the persons who were the officers of Merger Sub immediately prior to the Effective Time. Said directors and officers of the Surviving Corporation shall hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation.

    1.05 CERTIFICATION OF INCORPORATION; BYLAWS. As of the Effective Time, the Certificate of Incorporation of Merger Sub as in effect immediately prior to the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation; provided, however, that the First Article of the Certificate of Incorporation shall be amended to read as follows: "The name of the Corporation is Summit Verification, Inc." As of the Effective Time, the Bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation.

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    1.06 FURTHER ACTION.  If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Plan of Merger and to vest the Surviving Corporation with full right, title and possession to all the property, rights, privileges, immunities, powers and franchises of either of the Constituent Corporations, the officers of the Surviving Corporation are fully authorized in the name of each Constituent Corporation or otherwise to take, and shall take, all such lawful and necessary action.


                                      ARTICLE II

                               CONVERSION OF SECURITIES

    2.01 CONVERSION OF SECURITIES. At the Effective Time, by virtue of the Merger and without any action on the part of Summit Design, Inc., a Delaware corporation ("Summit"), SimTech, Merger Sub, the Surviving Corporation or the holder of any of the securities of Summit, SimTech or Merger Sub, the following shall occur:

         (a)  COMMON STOCK OF SIMTECH.

              (i) Each share of Common Stock of SimTech ("SimTech Common Stock,") issued and outstanding immediately prior to the Effective Time (other than any Dissenting Shares (as defined in Section 2.02 hereof)) shall be canceled and extinguished and converted into the right to receive .25671 share (the "Exchange Ratio") of Summit Common Stock, upon surrender of the certificate representing each such share of SimTech Common Stock; and

              (ii) In lieu of the issuance of an aggregate of 444,444 shares of Summit Common Stock to the holders of SimTech Common Stock, Summit shall pay to such holders on a pro rata basis an aggregate cash payment of $4,000,000, a portion of which shall be placed in escrow by Summit, the release of which shall be contingent upon the amount of certain expenses incurred by SimTech prior to the Effective Time;

         (b) STOCK OPTIONS. At the Effective Time, all options to purchase SimTech Common Stock then outstanding under SimTech's 1994 Stock Option Plan (the "Option Plan"), or otherwise (each a "SimTech Option"), shall be assumed by Summit in accordance with the provisions described below:

              (i) At the Effective Time, each outstanding SimTech Option, whether vested or unvested, shall be, in connection with the Merger, assumed by Summit. Each SimTech Option so assumed by Summit shall continue to have, and be subject to, the same terms and conditions set forth in the Option Plan and/or as provided in the respective option agreements governing such SimTech Option immediately prior to the Effective Time, except that, subject to adjustment as provided in paragraph (ii) below, (A) such SimTech Option shall be exercisable for that number of whole shares of Summit Common Stock equal to the product of the number of shares of SimTech Common Stock that were issuable upon exercise of such SimTech Option immediately

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prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of Summit Common Stock and (B) the per share exercise price for the shares of Summit Common Stock issuable upon exercise of such assumed SimTech Option (the "Initial Exercise Price") shall be equal to the quotient determined by dividing the exercise price per share of SimTech Common Stock at which such SimTech Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent.

              (ii) In the event that the holder of a SimTech Option exercises rights to acquire any of the Summit Common Stock, and at or prior to the time that such right is exercised there has been a payment of Summit Common Stock out of the Escrow Fund (as defined in Section 2.01(f)(i) as a result of Losses (as defined in Section 2.01(f)(ii)), then (A) the number of shares of Summit Common Stock issuable upon exercise of such SimTech Option shall be reduced to the number determined by multiplying such number of shares of Summit Common Stock by the quotient (the "Adjusted Exchange Ratio") determined by dividing (1) 1,701,227, less the number of shares of Summit Common Stock theretofore paid to Summit out of the Escrow Fund by reason of Losses, by (2) 1,701,227 and (B) the exercise price per share shall be increased to the price determined by multiplying the Initial Exercise Price by the quotient determined by dividing
(x) the Initial Exercise Price by (y) the Adjusted Exchange Ratio.

             (iii) Promptly following the Effective Time, Summit will issue to each holder of an outstanding SimTech Option a document evidencing the foregoing assumption of such SimTech Option by Summit.

         (c)  CAPITAL STOCK OF MERGER SUB.  Each share of Common Stock of
Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of Common Stock of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares shall continue to evidence ownership of such shares of capital stock of the Surviving Corporation.

         (d) ADJUSTMENTS TO EXCHANGE RATIO. The Exchange Ratio shall be appropriately adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Summit Common Stock or SimTech Common Stock), reorganization, recapitalization or other like change with respect to Summit Common Stock or SimTech Common Stock occurring after the date hereof and prior to the Effective Time.

         (e) FRACTIONAL SHARES. No fraction of a share of Summit Common Stock will be issued, but in lieu thereof, each holder of shares of SimTech Common Stock who would otherwise be entitled to a fraction of a share of Summit Common Stock (after aggregating all fractional shares of Summit Common Stock to be received by such holder) shall be entitled to receive from Summit an amount of cash (rounded to the nearest whole cent) equal to the product of (i) such fraction, multiplied by (ii) the average closing price of a share of Summit Common Stock for the five (5) consecutive trading days ending on the trading day immediately prior to the Closing Date, as reported on the Nasdaq National Market.

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         (f)  ESCROW.  A portion of the shares of Summit Common Stock otherwise issuable by Summit in connection with the Merger shall be placed in escrow by Summit in accordance with the provisions described below:

              (i) ESCROW FUND. At the Effective Time the holders of SimTech Common Stock (the "SimTech Shareholders") will be deemed to have received and deposited with the Escrow Agent (as defined below) one-tenth (1/10th) of the number of shares of Summit Common Stock obtained by multiplying (x) the aggregate number of shares of SimTech Common Stock outstanding immediately prior to the Effective Time by (y) the Exchange Ratio (the "Shareholder Escrow Amount") (plus any additional shares as may be issued upon any stock split, stock dividend or recapitalization effected by Summit after the Effective Time) without any act of any SimTech Shareholder. As soon as practicable after the Effective Time, the Shareholder Escrow Amount, without any act of any SimTech Shareholder, will be deposited with First Trust of California, National Association as Escrow Agent (the "Escrow Agent"), such deposit to constitute an escrow fund (the "Escrow Fund"). The portion of the Shareholder Escrow Amount contributed on behalf of each Shareholder shall be in proportion to the aggregate Summit Common Stock which such holder would otherwise be entitled. In addition, in the event that the holder of a SimTech Option exercises rights to acquire any of the Summit Common Stock during the period beginning immediately after the closing of the Merger and ending at 5:00 p.m. California time on the date which is eighteen (18) months following the date of the closing of the Merger (the "Escrow Period"), 10% of the Summit Common Stock issued upon the exercise of such rights (the "Optionholder Escrow Amount") shall be placed in the Escrow Fund. The "Escrow Amount" shall be the sum of the Shareholder Escrow Amount and the Optionholder Escrow Amount.

              (ii) COMPENSATION FOR LOSSES. The Escrow Fund shall be available to compensate Summit and its officers, directors, shareholders and other affiliates for the Secured Portion of any claims, losses, liabilities, damages, deficiencies, costs and expenses, including reasonable attorneys' fees and expenses, and expenses of investigation and defense (hereinafter individually a "Loss" and collectively "Losses") incurred by Summit, its officers, directors, shareholders or other affiliates (including the Surviving Corporation) directly or indirectly as a result of any inaccuracy or breach of a representation or warranty or any breach of a covenant or agreement of the SimTech. Summit may not receive any shares from the Escrow Fund unless and until Officer's Certificates identifying Losses, the aggregate amount of which exceed $220,000, have been delivered to the Escrow Agent; in such case, Summit may recover from the Escrow Fund the amount of its Losses which exceeds the first $110,000. For purposes of this Article II, the "Secured Portion" of any Loss shall mean the percentage of such Loss determined by dividing (i) the Escrow Amount (without giving effect to any prior reduction thereof in respect of prior Losses), plus the number of additional shares of Summit Common Stock that would have been issued to holders of SimTech Options who exercised such SimTech Options during the Escrow Period but for a reduction in the Exchange Ratio pursuant to Section 2.01(b)(ii) of this Plan of Merger by (ii) 242,444.

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    2.02 DISSENTING SHARES.

         (a) Notwithstanding anything in this Plan of Merger to the contrary, any shares of SimTech Common Stock held by a holder who has demanded and perfected dissenters' rights for such shares in accordance with Sections 302A.471 and 302A.473 of the MBCA and who, as of the Effective Time, has not effectively withdrawn or lost such dissenters' rights, shall not be converted into or represent a right to receive Summit Common Stock, but the holder thereof shall only be entitled to such rights as are granted by Sections 302A.471 and 302A473 of the MBCA.

         If any holder of shares of Summit Common Stock who demands the fair market value of such shares under 302A.473 of the MBCA shall effectively withdraw or lose (through failure to perfect or otherwise) the such fair market value, then, as of the later of the Effective Time and the occurrence of such event, such holder's shares shall automatically be converted into and represent only the right to receive Summit Common Stock and fractional shares, without interest thereon, upon surrender of the certificate representing such shares.

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